Annual Exhibit to Item 77I

Terms of New or Amended Securities

On December 11, 2017, RBC Funds Trust (the "Trust") issued shares of beneficial interest in new series of the Trust called the RBC Emerging Markets Value Equity Fund (Class I and Class
R6). Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of the RBC Emerging Markets Value Equity Fund is incorporated by reference to Post-Effective Amendment No. 118 to the Registration Statement as filed with the SEC via EDGAR on December 11, 2017. (Accession No. 0000897101-17-001593).

On February 1, 2018, RBC Funds Trust (the "Trust") issued shares of beneficial interest in Class A shares of the RBC Short Duration Fixed Income Fund and RBC Ultra-Short Fixed Income Fund. Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of Class A shares of the RBC Short Duration Fixed
Income Fund and RBC Ultra-Short Fixed Income Fund is incorporated by reference to the supplement to the Prospectus filed with the SEC via EDGAR on February 1, 2018. (Accession No.
0000897101-18-000083).